Filed by Koninklijke Ahold N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Delhaize Group Commission File No.: 333-13302 Date: November 25, 2015

Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: November 25, 2015

Joint Roadshow

November 25, 2015

London

1

“Excited and passionate about the merger”

The strategic rationale is compelling, joining forces to operate our strong local brands of supermarkets, convenience stores and

online, with recognised strength in fresh, own-brands and

innovation, driven by skilled leadership across our banners

2

Delhaize Group Q3 2015 Results: Highlights

Strong top-line in the US and SEE; start of market share recovery in Belgium

US

Continued strong volume growth with CSS of 1.7% (4.1% adjusted for Market Basket disruptions in 2014)

Stable underlying operating margin for first 3 quarters of 2015 at 4.0%

Relaunched 162 Easy, Fresh & Affordable Food Lion stores in Raleigh on October 14

Belgium

Returned to positive CSS and market share growth, supported by Affiliates

Underlying operating margin impacted by lower gross margin and implementation of Transformation Plan

Execution level in stores impacted by changes in the workforce; improvements will take time

Southeastern Europe

Positive CSS, real growth and market share growth in the 3 countries

Continued underlying operating margin improvement

Full Year

Healthy Free Cash Flow generation

Cash capex of approximately €700 million*

*	At identical exchange rates of €1 = $1.3285
3

Ahold Q3 2015 Results: Highlights

Strong sales performance, net income and free cash flow

US

Underlying sales trends improved further with identical sales growth of 1.8% excluding gas (adjusted for prior year competitive disruption)

Underlying operating margin at 4.0%, driven by Simplicity program

The Netherlands

Identical sales up 4.0%, reflecting positive sales trends at Albert Heijn and in online

Net consumer online sales growth of over 30%

Underlying operating margin at 4.6% including bol.com and higher pension costs. Margin excluding bol.com at 5.1%

Czech Republic

Identical sales excluding gas up 1.6% excluding former SPAR stores, margin further increasing to 1.3%

Full Year

Business performance on track to deliver in line with full year expectations

Strong free cash flow, expected to be slightly ahead of last year

4

Bringing together two complementary businesses

Comparable business profiles & geographies with strong, trusted local brands

Net Sales Underlying Operating Income

€32.8bn €1.3bn

with underlying margin of 3.9%

Free cash flow Market cap*

€1.1bn €15.8bn

Stores worldwide Employees worldwide

3,206 227,000

Net Sales Underlying Operating Income

€21.4bn €0.8bn

with underlying margin of 3.6%

Free cash flow Market cap*

€0.8bn €9.1bn

Stores worldwide Employees worldwide

3,280 143,000

Note: Sales, Underlying Operating Income, Stores and Employee JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia

*	Market cap 23 June 2015
5

Ahold Delhaize: A compelling strategic rationale

Merger to form a large, more innovative company with market-leading retail offerings and strong trusted local brands

Combination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customer

Will create a superior customer offering with enhanced choices in products, services and shopping in stores and online in an omni-channel environment

The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves

A strong financial profile will enable Ahold Delhaize to fund continued innovation, investment in future growth and to deliver attractive returns to shareholders

6

Driving increased customer relevance and innovation

Convenience Stores

SpecialtyStores Hypers

Supermarkets Compact

Local Online

Our strong local brands form a solid foundation for the future

Delivering high-quality goods and services at competitive prices

A broader selection in fresh food, own brands and focus on innovation More and easier ways to shop in stores and online

Our dedicated teams are inspired and committed to a successful future together

7

Merger preparation workstreams focused on four areas

Merger

preparation

Future Organizational Integration

Transaction Strategy Structure Preparation

These four workstreams have several taskforces in place

As an example: Integration taskforces under way to ensure Day 1 readiness and capturing synergies:

Legal

US Merchandising & Sourcing •

EU Merchandising & Sourcing • Finance

Goods Not For Resale • IT

US Supply Chain • HR

Business Services

8

Cost synergies: realistic and achievable

Eliminate duplication, achieve ‘best-of-both’ efficiencies, leverage new scale

Sources of synergies over 3 years

General &

Administrative Branded

and Other 25-30% sourcing

50

15-20%

Indirect Non-

sourcing branded

sourcing

Europe

25-30%

70-75%

US

€500 million of run-rate synergies to be achieved by Year 3 after completion

40% at end of year 1

80% at end of year 2

100% at end of year 3

€350 million of one-off costs*

Incremental to existing cost saving programs Committed to deliver to the bottom line

*	Excluding transaction fees

Key terms of the transaction

Financial Terms

Transaction Structure

Timetable

4.75 Ahold share for each Delhaize share

€1 billion to be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction Pro-forma ownership after completion circa: Delhaize 39% / Ahold 61%

Cross-border merger of Delhaize into Ahold; Ahold to be renamed Ahold Delhaize and to be ongoing listed entity, Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger

Ahold and Delhaize Extraordinary Shareholder Meetings H1 2016

Completion Mid 2016

Transaction closing process on track

Completion expected mid-2016

EGM preparation

To be held in H1 2016

Documents under review include:

F-4 (Ahold only): first confidential draft filed with SEC; now in review process

EU prospectus (Ahold only): first draft expected to be submitted to AFM in

November ‘15

Other EGM documentation on track including agendas, merger proposal and Board reports

Regulatory procedures

Belgium: referred by European Commission to Belgian Competition Authority

Discussions with BCA ongoing

United States: HSR filings in July ‘15, submitting requested documents and data (“Second Request”)

Discussions with FTC ongoing

June 24 F4 EGM EGMs of Approval by Mid-2016

Merger confidential F4 filing invitations both competition merger announcement filing with the made public and companies authorities completion

SEC materials

Governance

Balanced structure with broad expertise

Mats Jansson

Chairman

Jan Hommen Jacques de Vaucleroy

Vice Chairman Vice Chairman

Supervisory

Board

Remuneration Governance/Nomination

Committee Chair Committee Chair

Audit/Finance/Risk Sustainability/Innovation

Committee Chair Committee Chair

Two-tier structure with Supervisory Board and Management Board

Four proposed committees: Audit/Finance/Risk, Remuneration, Governance/Nomination, Sustainability/Innovation Balanced governance Diversity in experience, nationalities and backgrounds Presidium: Mats Jansson, Jan Hommen Dutch entity with Dutch Corporate Governance Code Corporate HQ in NL and European HQ in Brussels Supervisory Board member (re-) appointments at upcoming Ahold EGM

Management Board and Executive Committee

Strength, depth and retail experience in leadership team

Dick Boer Frans Muller Jeff Carr Pierre Bouchut Kevin Holt James McCann

CEO Deputy CEO and CFO COO Europe * COO USA COO USA

Chief Integration Officer

Management Board responsible for overall management and decision-making

Executive Committee, including four functional leaders, responsible for day-to-day management of the company

Marc Croonen Hanneke Faber Jan Ernst de Groot Abbe Luersman

Chief Sustainability, Transformation Chief E-Commerce Chief Legal Officer Chief Human

& Communications Officer & Innovation Officer Resources Officer

Board Management

Committee Executive

*	Including Indonesia

Capital structure and financial policy going forward

Delivering long term value for shareholders

Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders

Pre-closing capital return and reverse stock split of €1 billion to Ahold shareholders

Balanced approach to investing in profitable growth and returning excess liquidity

Transaction expected to be earnings accretive in first year after completion Expected dividend policy: 40-50% payout ratio of adjusted net income Committed to investment grade credit rating

Payment of 2015 dividend to Ahold and Delhaize shareholders based on each company´s dividend policy

Excited about our future together

Compelling strategic rationale for the merger: The right combination at the right time

Combining strong heritage, similar values and a shared focus on the customer

Creating a stronger, international food retailer and delivering value for all stakeholders

A superior customer offering

Attractive opportunities for our associates

Better serving our communities

A compelling value proposition for shareholders

Cautionary Notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold

N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American

Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Cautionary Notice

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Thank You